FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  January

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is a summary of an announcement issued by HSBC InvestDirect (India) Limited, a 93.11 per cent-owned Indian incorporated subsidiary of HSBC Holdings plc.

28 January 2010

HSBC INVESTDIRECT

RESULTS FOR THE QUARTER ENDED 31 DECEMBER 2009

  Net loss after tax of Rs20.61 crore (US$4.42 million) for the quarter ended 31 December 2009 compared with a loss of Rs67.73 crore (US$14.52 million) for the corresponding period in the previous year.
  Operating income of Rs42.57 crore (US$9.13 million) for the quarter ended 31 December 2009, down from Rs46.50 crore (US$9.97 million) for the corresponding period in the previous year.
  Loss per share of Rs2.92 (US$0.063) for the quarter ended 31 December 2009 - down from loss per share of Rs9.70 (US$0.21) for the corresponding period in the previous year.

Commentary

HSBC InvestDirect's total income (excluding exceptional items) during the quarter ended 31 December 2009 was Rs42.57 crore (US$9.13 million), down from Rs49.02 crore (US$10.51 million) for the corresponding period in the previous year. The fall was mainly due to lower income from financing activities on account of lower loan volumes, partly offset by an increase in broking income.

Total expenses during the quarter ended 31 December 2009 were Rs59.30 crore (US$12.72 million), down from Rs118.12 crore (US$25.33 million) for the corresponding period in the previous year. The reduction in expenses was primarily due to lower doubtful debts and provision for contingencies, reduced employee costs and lower interest and finance charges during the quarter ended 31 December 2009.

Notes to editors:

1. Basis of accounting

The above results are on an Indian GAAP basis.

2. HSBC InvestDirect (India) Limited (formerly IL&FS Investsmart Limited) (InvestDirect)

InvestDirect is one of India's leading financial services organisations. InvestDirect, through its subsidiaries, provides a wide range of investment products to its retail and institutional clients including equity broking, investment banking, insurance broking and distribution, mutual funds distribution and related financing services. InvestDirect's 1,609 employees provide a complete range of investment solutions to over 130,000 customers in India through its 77 branches and 147 franchisee outlets from over 52 cities. InvestDirect is listed on the National Stock Exchange and the Bombay Stock Exchange. HSBC holds a 93.11 per cent stake in the company.

3. HSBC in India

HSBC is one of India's leading banking and financial services institutions, with over 37,000 employees in its banking, investment banking and capital markets, asset management, insurance broking, life insurance, software development and global resourcing operations in the country. The India branches of The Hongkong and Shanghai Banking Corporation Limited offer a full range of banking and financial services to over 2.8 million customers through their 47 branches and 150 ATMs across the 26 cities of Ahmedabad, Bangalore, Chandigarh, Chennai, Coimbatore, Gurgaon, Hyderabad, Indore, Jaipur, Jodhpur, Kochi, Kolkata, Ludhiana, Lucknow, Mumbai, Mysore, Nagpur, Noida, New Delhi, Patna, Pune, Raipur, Trivandrum, Thane, Vadodara and Visakhapatnam.

In 2008 HSBC Group acquired a majority stake in HSBC InvestDirect that has enabled it to offer retail brokerage services to its customers across a wider geography in the country. It has also entered into a joint venture with two of India's leading public sector banks to establish the Canara HSBC Oriental Bank of Commerce Life Insurance Company.

4. The HSBC Group

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,500 offices in 86 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,422 billion at 30 June 2009, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                    Date:  28 January 2010